Exhibit (a)(1)(H)

This announcement is not an offer to purchase or a solicitation of an offer to sell shares (as defined below). The offer (as defined below) is made solely by the Offer to Purchase (as defined below) dated November 6, 2008 and the related letter of transmittal and any amendments or supplements thereto and is being made to all holders of shares. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the offer be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
Up to 40,000,000 Shares of Class A Common Stock
of
WENDY’S/ARBY’S GROUP, INC.
at
$4.15 Net Per Share
by
Trian Partners, L.P.
Trian Partners Master Fund, L.P.
Trian Partners Parallel Fund I, L.P.
Trian Partners Parallel Fund II, L.P.

          Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P. and Trian Partners Parallel Fund II, L.P. (together, the “Purchaser”), investment funds affiliated with Trian Fund Management, L.P., an investment firm whose principals are Nelson Peltz, Peter W. May and Edward P. Garden (the “Trian principals”), are offering to purchase up to 40,000,000 shares of Class A Common Stock, par value $.10 per share (the “shares”), of Wendy’s/Arby’s Group, Inc. (“Wendy’s/Arby’s”) for a purchase price of $4.15 per share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase dated November 6, 2008 (the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, DECEMBER 5, 2008, UNLESS THE OFFER IS EXTENDED.

          The offer is not conditioned upon the receipt of financing or any minimum number of shares being tendered.

          The Purchaser and the Trian principals are currently holders of approximately 11.1% of the outstanding shares. Mr. Peltz is non-executive Chairman, Mr. May is non-executive Vice Chairman and Mr. Garden is a director of Wendy’s/Arby’s. The Purchaser and the Trian principals are making this offer in order to increase their equity investment in Wendy’s/Arby’s and not for the purpose of acquiring control over or influencing the business of Wendy’s/Arby’s. The Purchaser and Trian principals currently intend to increase their investment in Wendy’s/Arby’s through the acquisition of additional shares of Wendy’s/Arby’s subsequent to the expiration of the offer. However, depending on their continuing evaluation of the business and prospects for Wendy’s/Arby’s and other factors, including business and market conditions, the Purchaser and the Trian principals may, from time to time, subsequent to the expiration of the offer, decide not to acquire additional shares of Wendy’s/Arby’s, sell or distribute some or all of their Wendy’s/Arby’s shares (in the open market, in private transactions, or otherwise) or propose business strategies to Wendy’s/Arby’s.

          Although the offer is not conditioned upon any minimum number of shares being tendered or upon the Purchaser obtaining financing, the offer is subject to certain customary conditions described in the Offer to Purchase, including the following: (i) a condition that on or after November 6, 2008 and before the expiration of the offer, there shall not have occurred or been threatened any change or prospective change in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, results of operations or prospects of Wendy’s/Arby’s or its subsidiaries which, in the reasonable judgment of Purchaser, is or may be materially adverse to Purchaser or any of their respective affiliates or Wendy’s/Arby’s or any of its subsidiaries and the Purchaser shall not have become aware of any fact which, in the reasonable judgment of Purchaser, has or may have material adverse significance, with respect to either the value of Wendy’s/Arby’s or any of its subsidiaries or the value of the shares to the Purchaser, (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (iii) other conditions set forth in Section 13 — “Conditions of the Offer” of the Offer to Purchase. If any such condition is not satisfied, the Purchaser may: (i) terminate the offer and not accept for payment any tendered shares; (ii) extend the offer and, subject to withdrawal rights as set forth below, retain all such shares until the expiration of the offer as so extended; (iii) waive all the unsatisfied conditions and accept for payment and pay for all shares validly tendered prior to the expiration of the offer and not withdrawn; or (iv) amend the offer.

          Subject to applicable law and regulations, the Purchaser reserves the right to amend the offer, extend the offer and/or increase or decrease the number of shares it is seeking in the offer. If the offer is extended, the Purchaser must publicly announce such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. There will be no subsequent offering period.

          Stockholders may tender shares by timely delivering to American Stock Transfer & Trust Company, LLC, the depositary for the offer (the “Depositary”), (i) certificates for shares (or confirmation of a book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed letter of transmittal (or facsimile thereof), and (iii) any other required documents. If shares are held through a bank, broker, dealer, trust company or other nominee, such shares can be tendered only by that bank, broker, dealer, trust company or other nominee. Payment for shares accepted for payment pursuant to the offer will be made only after timely receipt of the foregoing. For purposes of the offer, the Purchaser shall be deemed to have accepted for payment tendered shares when, as and if the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of the tender of such shares. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR DELAY IN PAYING FOR SUCH SHARES.

          Shares tendered pursuant to the offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after January 5, 2009 unless such shares have been accepted for payment as provided in the Offer to Purchase. To withdraw tendered shares, a written notice of withdrawal with respect to such shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of shares, if different from that of the person who tendered such shares. If the shares to be withdrawn have been delivered or otherwise identified to the Depositary, in the case of shares tendered by delivery of certificates, the serial numbers shown on the particular certificates evidencing such shares must also be submitted and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) or, in the case of shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares.

          If more than 40,000,000 shares are validly tendered prior to the Expiration Date, and not properly withdrawn, the Purchaser will, upon the terms and subject to the conditions of the offer, purchase 40,000,000 shares on a pro rata basis (with adjustments to avoid purchases of fractional shares) based upon the number of shares validly tendered prior to the Expiration Date and not properly withdrawn. In the event that proration of tendered shares is required, because of the difficulty of determining the precise number of shares properly tendered and not properly withdrawn, the Purchaser does not expect to announce the final results of proration or pay for any shares until at least five New York Stock Exchange trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable. Holders of shares may obtain such preliminary information from Innisfree M&A Incorporated, the information agent for the offer (the “Information Agent”).

          The receipt of cash for shares properly tendered will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Stockholders are urged to consult with their tax advisors.

          Copies of the offer materials will be promptly furnished, at Purchaser’s expense, to those record holders, beneficial owners, brokers, banks and other persons who request such materials from the Information Agent.

          The information required by Rule 14d-6(d)(1) of the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated by reference into this summary advertisement. The complete terms and conditions of this offer are set forth in the Offer to Purchase and the related letter of transmittal, which are being filed today with the Securities and Exchange Commission. The Offer to Purchase and related letter of transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the offer.

          Questions may be directed to the Dealer Manager as set forth below. In addition, requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related letter of transmittal and other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at the Purchaser’s expense. Copies of the Offer to Purchase, the related letter of transmittal and the other tender offer materials may also be obtained from the Information Agent’s website, http://www.innisfreema.com or the Securities and Exchange Commission’s website, http://www.sec.gov. Stockholders may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022

Stockholders, Please Call Toll-Free: (877) 687-1874

Banks and Brokerage Firms, Please Call Collect:
(212) 750-5833

The Dealer Manager for the Offer is: Banc of America Securities LLC Bank of America Tower One Bryant Park, 3rd Floor New York, NY 10036 Please Call: (646) 855-8900